Date: November 6, 2020

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Re:	Deseo Swimwear Inc. Amendment No.2 to Registration Statement on Form S-1 Filed October 26, 2020 File No. 333-249308

In response to your letter dated November 2, 2020, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Deseo Swimwear Inc. (the “Company”).  Amendment No. 3 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s November 2, 2020 letter in italicized text immediately before our response.

Amendment No. 2 Registration Statement on Form S-1

General

1.

We note your response to comment two.Please revise the cover page and plan of distribution to state that the share price is fixed for the duration of the offering. Please add risk factor that highlights the consequences of your shell company status.

RESPONSE: In accordance with your request, we have revised our disclosure on the cover page and plan of distribution to state that the share price is fixed for the duration of the offering. We also added a risk factor that highlights the consequences of our shell company status.

Sincerely,

/s/ Suzanne Cope

Suzanne Cope, President